Exhibit 99.1

Orla Mining Announces Initial Mineral Resource for Caballito Copper-Gold Deposit in Panama

676 Mlbs CuEq Indicated, 425 Mlbs CuEq Inferred

VANCOUVER, BC, Dec. 6, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the independent mineral resource estimate for the Caballito copper-gold deposit at the Company's 100%-owned Cerro Quema project ("Cerro Quema") located in the Azuero Peninsula, Los Santos Province, Panama. Caballito is a large, copper-gold deposit that represents an opportunity for the Company to potentially transform the scale and scope of Cerro Quema beyond the separate oxide project outlined in the July 2021 pre-feasibility study.

The mineral resource estimate for the Caballito copper-gold deposit consists of the following:

  31,952,000 tonnes of sulphide indicated mineral resources at an average CuEq grade of 0.96% (0.83% Cu, 0.31 g/t Au & 2.2 g/t Ag) for 676 Mlbs of CuEq (585 Mlbs Cu, 315 Koz Au and 2,260 Koz Ag).
  22,569,000 tonnes of sulphide inferred mineral resources at an average CuEq grade of 0.85% (0.77% Cu, 0.21 g/t Au & 1.2 g/t Ag) for 425 Mlbs of CuEq (381 Mlbs Cu, 155 Koz Au and 856 Koz Ag).

The Caballito deposit, at its nearest point, is approximately 1 kilometre south-east of the Quemita oxide deposit outlined in the July 2021 Pre-Feasibility Study ("PFS"). The Cerro Quema Project area is outlined below in Figure 2. The Caballito deposit locally outcrops at surface and the copper-gold mineralization has been intersected over an estimated strike length of approximately 800 metres, a vertical extent of approximately 400 metres, and a variable thickness ranging from 50 to 150 metres. The mineral resource estimate, prepared by Moose Mountain Technical Service, includes a total of 62 holes (13,894 metres) of diamond drilling. The deposit remains open along strike and at depth. The Company is targeting a 2022 drill program aimed at extending known mineralization as well as drilling newly defined targets. Along with the forthcoming exploration drill program, the Company will commence metallurgical studies and additional infill drilling and technical work to increase its understanding of the Caballito deposit. See Figure 1 below illustrating a cross-section of the Caballito deposit.

Selected drill results within the resource include the following:

  Hole CQDH-18-181 (Idaida): 1.87% Cu, 0.30 g/t Au over 27.4m (22.0m est. true width)
  Hole CQDH-18-179 (Idaida): 3.73% Cu, 0.89 g/t Au over 17.6m (16.5m est. true width)
  Hole CQDH-18-160 (Caballito): 1.72% Cu, 0.39 g/t Au over 83.5m (83.3m est. true width)
  Hole CQDH-18-163 (Caballito): 1.78% Cu, 0.33 g/t Au over 89.7m (89.6m est. true width)
  Hole CQDH-18-157 (Caballito) : 1.63% Cu, 0.51 g/t Au over 102.0m (102.0m est. true width)

Full drill results are available in the Appendix of the press release and available on Orla's website at: Caballito Drill Results.

We are incredibly proud of our team and our partners in Panama; Caballito is a grassroots discovery that has the potential to transform our future in the country. We first discovered this high-grade copper-gold mineralization in 2017 and have continued to systematically explore the region, having now drilled over 40 more holes in Caballito. Along this underexplored, highly prospective mineralized trend, we see potential for additional exploration success. We aim to continually work with the Panamanian Government and evaluate the opportunity for a long-life project that can benefit all stakeholders.

-       Jason Simpson, President and Chief Executive Officer

The initial resource at Caballito highlights Orla's success in Panama, as well as the ongoing evolution of the Cerro Quema project. We believe there is significant potential for new discoveries within this highly prospective, district-scale, high-sulphidation epithermal system. We will continue to focus on expanding known resources at Caballito and Idaida with infill and step-out drilling. Our regional work has highlighted coincident geophysical and geochemical anomalies in a similar geological context in targets such as La Pelona and Quemita and defined a highly prospective porphyry target at La Prieta, which we intend to drill test in 2022. We have also identified copper-gold mineralization below both of the La Pava and Quemita gold-oxide pits, requiring additional follow-up work. We are excited with our progress to date and look forward to advancing the new copper-gold resources, as well as testing new regional early-stage targets.

-       Sylvain Guerard, Senior Vice President, Exploration

In July 2021, the Company released the results of a PFS and an updated mineral resource and mineral reserve estimate on the Cerro Quema oxide project. Presently, the Cerro Quema oxide project is estimated to contain 562,000 ounces of gold (21.7 million tonnes at 0.80 g/t Au) in probable mineral reserves and 1.27 million ounces of gold (56.7 million tonnes at 0.70 g/t Au) in indicated mineral resources, inclusive of mineral reserves. The PFS contemplates an 81,000 ounce per year gold heap-leach operation over a six-year mine life, recovering 489,000 ounces of gold.

CABALLITO MINERAL RESOURCE eSTIMATE, Effective Date of November 2, 2021

Table 1a: Caballito Sulphides
Class	Tonnes	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
	(000s)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(koz)	(koz)
Indicated	31,952	0.96	0.83	0.31	2.2	676	585	315	2,260
Inferred	22,569	0.85	0.77	0.21	1.2	425	381	155	856

Table 1b: Caballito Oxides
Class	Tonnes	Au	Ag	AuEq	Au	Ag
	(000s)	(g/t)	(g/t)	(g/t)	(koz)	(koz)
Indicated	998	0.49	2.1	0.50	16	67
Inferred	3,619	0.36	2.3	0.37	41	268

Mineral Resources Notes:
1. The qualified person responsible for the mineral resource estimate is Sue Bird P.Eng of Moose Mountain Technical Services.
2. The base case cut-off is a net smelter returns ("NSR") of US$6.34/tonne for oxide and US$15.00/tonne for sulphide.
3. Mineral resources are based on a US$1,600/oz gold price, US$3.50/lb copper price and US$20/oz silver price and the following smelter terms: In the Oxides: 99% payable Au; 98.0% payable Ag; In the Sulphide 90% payable Au and Ag, and 96% payable Cu; Offsite costs of US$1.40/oz Au and US$1.20/oz Ag in the oxides and offsite costs (refining, transport and insurance) of US$16.30/WMT for Au, US$116.50/WMT for Cu and US$3.20/WMT for Ag in the sulphides; a 4% NSR royalty for Au and Ag and a 5% NSR royalty for Cu.
4. Metallurgical recoveries have been estimated as 90% for Cu, 55% for Au, and 45% for Ag in the sulphides, and 88% for Au, 45% for Ag and 0% for Cu in the oxides
5. The mineral resource has been confined by a "reasonable prospects of eventual economic extraction" pit using the base case NSR inputs with a mining cost of US$2.20/tonne for both materials to be processed and waste at a processing cost of US$6.34/tonne and US$15.00/tonne for oxides and sulphides respectively.
6. Pit slope angles are assumed at 40º.
7. The bulk density has been assigned values of 2.34 and 2.70 tonnes/m3 in the oxides and sulphides, respectively based on bulk density measurements.
8. Rounding as required by reporting guidelines may result in summation differences.

The mineral resource estimate includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following factors, among others, could affect the mineral resource estimate: commodity price and exchange rate assumptions; pit slope angles; assumptions used in generating the LG pit shell, including metal recoveries, and mining and process cost assumptions. See the Project Risks section below for an overview of the environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

CABALLITO GEOLOGY

Orla's Caballito copper-gold deposit is located in the Cerro Quema district on the Azuero Peninsula, in Panama. Caballito is a high-sulphidation epithermal copper-gold ("Cu-Au") sulphide deposit in Upper Cretaceous submarine dacitic flow-domes and associated pyroclastic rocks.

During 2017 and 2018, Orla began drilling the Idaida and Caballito targets to follow-up historical drilling and to explore geophysical anomalies generated from IP, airborne EM, and ground magnetic surveys. This drilling led to identifying the Caballito Cu-Au deposit.

Figure 1: Caballito Cross-Section (see Figure 2 for regional location) (CNW Group/Orla Mining Ltd.)

The Caballito Cu-Au mineral deposit is a stratiform breccia with Fe-Cu sulphide and quartz cement. The breccia developed within a zone of high-sulphidation epithermal alteration defined by a central core of vuggy silica that transitions outward to quartz-dickite, quartz-kaolinite, illite-smectite and illite-smectite-chlorite to unaltered Rio Quema dacite. Zones of brecciated vuggy silica were preferentially silicified and host pyrite with bornite-chalcopyrite-chalcocite-covellite. Numerous dikes of quartz diorite, diorite and basaltic-andesite, variably altered to illite-smectite, intruded the breccia. See Figure 3 below outlining the Caballito – Idaida 3D block model. Figure 4 illustrates the distribution of the Classification of the modelled blocks into Indicated and Inferred.

The high-sulphidation epithermal Caballito Cu-Au deposit incorporates two distinct mineral zones separated by a NE-striking normal fault. On a CuEq basis (Mlbs), 64% of global resource is from the Caballito zone and 36% of the global resource is from the Idaida zone.

The Caballito zone, to the southeast (in the hanging wall), hosts most of the resource and features a gently dipping zone of bornite-chalcopyrite-pyrite and quartz cemented breccia in vuggy silica. Bornite-chalcopyrite are the dominant Fe-Cu sulphides, and minor chalcocite and covellite replaces bornite. Low-As sulphides that include spheroidal and colloform-banded pyrite with bornite-chalcopyrite are abundant at Caballito, in contrast to the subhedral pyrite with high-As in enargite at Idaida.

The Idaida zone, to the northwest (in the footwall), features a near vertical zone of enargite-pyrite and covellite that developed in vuggy silica altered porphyritic dacite and may represent the deeper expression of high-sulphidation epithermal mineralization. Below approximately 0-45 metres of low-grade Au in surficial oxide, enargite-covellite are the dominant Cu sulphides at depth with abundant subhedral pyrite and minor bornite-chalcopyrite-chalcocite.

The average arsenic (As) grades of the Cu-Au mineralization are estimated as 495 ppm at Caballito and 1,508 ppm at Idaida (at an NSR cut-off of US$15.00/tonne).

Figure 2: Cerro Quema Project (CNW Group/Orla Mining Ltd.)

Figure 3: Caballito – Idaida 3D Block Model and Resource Pit (showing Cu% grade) (CNW Group/Orla Mining Ltd.)

Figure 4: Caballito – Idaida 3D Block Model and Resource Pit (showing Indicated and Inferred Resources Categories) (CNW Group/Orla Mining Ltd.)

Project Risks

A specific title risk for Minera Cerro Quema is a failure of the Panamanian government to renew mining concessions and to grant copper extraction rights. Cerro Quema comprises three concession contracts between the Republic of Panama and Orla's subsidiary, Minera Cerro Quema SA ("MCQ"), that grant exclusive rights for mineral extraction of class IV metallic minerals (silver and gold) over 14,893 ha, including the area over the oxide mineral reserves and Caballito mineral resource. The original 20-year term for the concessions has expired and MCQ has applied for the prescribed 10-year extension to the concessions as it is entitled to under Panamanian mineral law. The extension contracts have been signed by the Ministry of Commerce & Industry and the Company and the documents are now with the Comptroller General for final release, but the legally permitted concession renewals have still been delayed.

The Company has also applied for three copper exploration concessions for the area over the Caballito resource, inclusive of the complete area of the silver and gold concessions. Failure of the Panamanian government to approve the copper extraction rights for the same exploration contracts for which gold and silver rights were granted will affect the viability of potential development of the Caballito zone. An Environmental Impact Assessment (EIA) and permits are in place for a continuous vat leach operation; however, the current project described in the PFS, and development of the Caballito sulphide resource, requires a separate Environmental and Social Impact Assessment (ESIA) Category III. An application for a permit to allow mining of the oxides described in the PFS was submitted in 2015 and the Ministry has completed the technical evaluation of the EIA. Timing of approval is presently not known but the Ministry's response time has exceeded the time periods specified in Article 41 of the Decree Law 23 applicable to EIA permit resolutions. A modification to the permit would be required to allow development of the Caballito resource.

In addition to the risks described above, Cerro Quema is subject to similar risks as comparable projects and Orla believes it will mitigate many of those risks by early engagement with the stakeholders involved in Cerro Quema, including government permitting agencies and local stakeholders. The mineral resource estimate and Cerro Quema may be subject to legal, political, environmental or other risks that could materially affect the development of Cerro Quema, which are unknown at this time but could materialize in the future.

Resource details

The Caballito Cu-Au deposit mineral resource has been estimated following the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 updated CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. The estimate has been done using ordinary kriging (OK), with outlier restriction of composites during interpolation used to limit the effect of high-grade outliers for Cu, Au and Ag. Interpolations have been limited by the geologic modelling of the alteration and by the oxide and sulphide zones. The mineral resource estimate, having an effective date of November 2, 2021, is summarized in Table 1 above. The mineral resource estimate is reported at a base case NSR cut-off of US$6.34/tonne for oxide and US$15.00/tonne for sulphide. (The oxide NSR cut-off is calculated as follows: Au*US$48.847/g*88% + Ag* US$0.568/g*45%, while the sulphide NSR cut-off is calculated as follows: Cu*US$3.128/lb*90% + Au* US$44.028/g*55% + Ag*US$0.503/g*45%).

The independent technical report for the Pre-Feasibility Study on the Cerro Quema oxide project, prepared in accordance with the requirements of National Instrument ("NI") 43-101 and entitled "Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama", was filed under Orla's profiles on SEDAR, EDGAR, and also on the Company's website on September 7, 2021. A revised independent technical report on Cerro Quema, which will contain the existing PFS, the mineral resource and mineral reserve estimates on the Cerro Quema oxide project and the Caballito mineral resource estimate discussed in this release, will be filed within 45 days of the date hereof in accordance with NI 43-101. The technical report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Data Verification

Sue Bird, M.Sc., P.Eng., the Qualified Person for the Caballito mineral resource estimate, visited the site on May 4, 2021. During this visit, collar locations were verified, as were the core storage, security and sampling techniques. Core within mineralized zones at all three deposits; Caballito, Quemita and La Pava, was examined. The database provided to the qualified person by Orla has been checked with minor corrections made to the database based on Certificate checks. Check assays and twinned holes were previously completed, as well as check assays done based on Ms. Bird's recommendations in 2020, concluding that the database is suitable for mineral resource estimation. Historical drilling and RC drilling were statistically validated and did not show a material bias. Therefore, Ms. Bird has concluded that all past drilling is not biased, and it has been used for the mineral resource.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance-quality control ("QA-QC") program designed to follow industry best practice. See the technical report entitled "Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama" dated July 27, 2021, for additional information on the QA-QC program.

Qualified Persons

Sue Bird, M.Sc., P.Eng, has reviewed and approved the contents of this news release pertaining the Caballito mineral resource estimate. The scientific and technical information in this news release was also reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are Qualified Persons as defined under NI 43-101 standards.

This press release shall not constitute investment advice or an offer to sell or the solicitation of an offer to buy securities in the United States.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo Oxide Gold Project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the 2021 Pre-Feasibility Study on the Cerro Quema oxide project entitled "Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama" dated July 27, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the perceived merit of the Company's properties, including additional exploration potential and the potential expansion of Cerro Quema, potential quantity and/or grade of minerals, the potential size of the mineralized zone, metallurgical recoveries, the timing and results of permitting and the Company's exploration and development plans in Panama and expectations on the potential extension of the expired mineral concessions and granting of new mineral concessions with respect to Cerro Quema. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver and copper; the accuracy of mineral resource estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of mineral resource estimates, including but not limited to changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

Appendix: Caballito Historical Drill Results

holeid	Area	From (m)	To (m)	metres	Cu % (WA)	Au g/t (WA*)	e_wgs84	n_wgs84	elev_mts	azimuth	dip	hole length (m)
CQDH-17-089	Caballito	22.0	67.0	45.0	0.72	0.25	554663	834771	663	359	-60.9	100.7
CQDH-17-089	Caballito	79.0	85.0	6.0	0.54	0.31
CQDH-17-095	Caballito	55.0	57.0	2.0	0.35	0.39	554864	834793	755	358	-61.5	77.8
CQDH-17-099	Caballito	28.0	32.0	4.0	0.31	0.02	554646	834733	657	356	-61.1	106.8
CQDH-17-099	Caballito	44.0	54.5	10.5	1.32	0.36
CQDH-17-099	Caballito	63.5	68.5	5.0	0.78	0.18
CQDH-17-104	Caballito	70.1	92.0	21.9	0.86	0.07	554639	834610	633	357	-60.8	171.0
CQDH-17-104	Caballito	95.0	105.1	10.1	0.54	0.17
CQDH-17-104	Caballito	120.0	133.3	13.3	1.20	1.29
CQDH-17-111	Idaida	124.2	144.8	20.6	1.77	0.18	554408	835089	756	323	-50.7	166.5
CQDH-17-113	Caballito	12.7	37.2	24.5	0.64	0.04	554541	834490	544	16	-61.3	100.5
CQDH-17-114	Idaida	35.2	42.0	6.8	1.13	0.50	554367	835125	730	318	-50.4	100.5
CQDH-17-114	Idaida	45.5	61.2	15.7	1.20	0.37
CQDH-17-114	Idaida	69.4	77.0	7.6	0.27	0.73
CQDH-17-116	Caballito	41.0	66.5	25.5	1.12	0.63	554475	834623	580	246	-56.7	330.0
CQDH-17-116	Caballito	69.0	90.0	21.0	1.84	0.40
CQDH-17-116	Caballito	118.7	149.2	30.5	3.40	0.45
CQDH-17-116	Caballito	165.5	174.5	9.0	0.66	0.13
CQDH-17-116	Caballito	188.0	198.0	10.0	0.70	0.29
CQDH-17-116	Caballito	229.5	232.5	3.0	0.33	0.14
CQDH-17-118	Idaida	90.0	93.0	3.0	0.35	0.02	554353	835054	720	320	-50.0	130.5
CQDH-17-118	Idaida	106.5	111.0	4.5	0.65	0.16
CQDH-17-120	Idaida	52.0	58.0	6.0	0.27	0.39	554203	834944	631	45	-60.0	141.0
CQDH-17-120	Idaida	67.0	69.5	2.5	0.47	0.12
CQDH-17-125	Idaida	22.8	25.0	2.3	1.00	0.08	554419	835017	683	320	-50.0	132.0
CQDH-17-125	Idaida	31.7	56.7	25.1	0.95	0.44
CQDH-17-125	Idaida	60.6	76.5	15.9	0.50	0.15
CQDH-17-125	Idaida	81.0	91.0	10.0	0.50	0.16
CQDH-17-125	Idaida	97.0	121.5	24.5	0.57	0.14
CQDH-17-125	Idaida	123.0	130.5	7.5	0.32	0.14
CQDH-17-127	Caballito	112.7	160.5	47.9	0.83	0.14	554638	834608	632	270	-50.0	210.0
CQDH-17-130	Caballito	58.0	61.0	3.0	0.41	0.11	554639	834607	632	180	-70.0	142.5
CQDH-17-132	Caballito	111.0	160.0	49.0	0.66	0.45	554646	834730	656	245	-60.0	294.0
CQDH-17-136	Caballito	31.1	38.0	6.9	2.24	0.37	554432	834716	567	245	-60.0	300.0
CQDH-17-136	Caballito	50.6	65.5	14.9	0.55	0.69
CQDH-17-136	Caballito	80.5	86.5	6.0	0.31	0.67
CQDH-17-136	Caballito	92.0	151.5	59.5	0.92	0.52
CQDH-17-136	Caballito	154.5	168.0	13.5	0.56	0.59
CQDH-17-136	Caballito	172.4	200.9	28.5	0.62	0.66
CQDH-17-136	Caballito	273.3	284.4	11.1	0.44	0.30
CQDH-17-140	Caballito	103.0	105.4	2.3	1.13	0.37	554433	834716	566	180	-90.0	258.0
CQDH-17-140	Caballito	160.4	172.3	12.0	0.47	0.29
CQDH-17-142	Caballito	81.2	90.6	9.4	2.07	0.61	554403	834808	573	245	-60.0	279.0
CQDH-17-142	Caballito	98.0	115.0	17.0	1.22	0.40
CQDH-17-142	Caballito	132.7	158.0	25.3	0.57	0.53
CQDH-17-142	Caballito	159.5	169.0	9.5	0.80	0.31
CQDH-17-142	Caballito	176.5	179.5	3.0	0.35	0.17
CQDH-17-142	Caballito	194.7	206.5	11.8	1.27	0.34
CQDH-17-142	Caballito	212.5	222.5	10.0	0.32	0.14
CQDH-17-142	Caballito	232.5	240.0	7.5	0.64	0.21
CQDH-17-148	Caballito	77.4	94.0	16.6	2.01	1.35	554359	834632	559	285	-75.0	277.5
CQDH-17-148	Caballito	104.5	162.0	57.5	1.50	0.27
CQDH-17-148	Caballito	209.5	224.5	15.0	0.57	0.22
CQDH-17-148	Caballito	227.5	230.5	3.0	0.44	0.24
CQDH-18-156	Caballito	46.2	70.0	23.8	0.53	0.16	554266	834599	496	90	-60.0	240.0
CQDH-18-156	Caballito	73.0	79.0	6.0	0.25	0.13
CQDH-18-156	Caballito	89.0	92.0	3.0	0.33	0.18
CQDH-18-156	Caballito	98.0	123.5	25.5	0.44	0.31
CQDH-18-156	Caballito	126.5	133.5	7.0	0.37	0.24
CQDH-18-156	Caballito	139.0	155.5	16.5	0.50	0.23
CQDH-18-156	Caballito	157.0	160.0	3.0	0.56	0.33
CQDH-18-157	Caballito	51.0	58.5	7.5	0.42	0.07	554368	834633	559	90	-60.0	247.5
CQDH-18-157	Caballito	76.5	178.5	102.0	1.63	0.51
CQDH-18-157	Caballito	180.0	199.5	19.5	1.27	0.30
CQDH-18-157	Caballito	207.0	210.0	3.0	0.48	0.07
CQDH-18-159	Caballito	16.5	30.0	13.5	0.41	0.00	554329	834472	484	70	-50.0	327.0
CQDH-18-159	Caballito	141.5	144.0	2.5	0.91	0.69
CQDH-18-160	Caballito	39.6	123.1	83.5	1.72	0.39	554479	834625	579	90	-60.0	300.0
CQDH-18-162	Idaida	170.2	174.8	4.6	1.38	0.17	554386	834898	605	245	-50.0	300.0
CQDH-18-163	Caballito	42.5	67.5	25.0	0.77	0.25	554287	834704	521	90	-60.0	300.0
CQDH-18-163	Caballito	100.5	190.2	89.7	1.78	0.33
CQDH-18-164	Idaida	96.3	120.5	24.2	2.06	0.54	554203	834946	628	315	-60.0	232.5
CQDH-18-164	Idaida	129.5	132.8	3.3	2.57	0.36
CQDH-18-164	Idaida	140.0	143.0	3.0	0.35	0.40
CQDH-18-165	Caballito	56.7	65.0	8.3	0.62	0.35	554640	834609	631	90	-60.0	231.0
CQDH-18-165	Caballito	68.1	78.8	10.7	0.55	0.27
CQDH-18-166	Caballito	58.0	62.5	4.5	0.73	0.27	554651	834850	673	250	-65.0	285.0
CQDH-18-166	Caballito	80.8	98.0	17.2	1.72	0.26
CQDH-18-166	Caballito	99.2	113.7	14.6	0.53	0.22
CQDH-18-166	Caballito	119.8	140.5	20.7	0.75	0.40
CQDH-18-167	Idaida	177.0	180.0	3.0	0.70	0.15	554156	835148	673	90	-50.0	295.5
CQDH-18-167	Idaida	192.0	204.0	12.0	0.35	0.08
CQDH-18-167	Idaida	217.2	225.0	7.8	0.59	0.12
CQDH-18-167	Idaida	229.5	234.0	4.5	1.19	0.21
CQDH-18-169	Idaida	128.1	130.5	2.4	0.47	0.19	554155	835148	673	60	-50.0	300.0
CQDH-18-169	Idaida	138.7	151.5	12.8	0.70	0.19
CQDH-18-169	Idaida	156.0	169.5	13.5	0.38	0.18
CQDH-18-169	Idaida	173.7	186.0	12.3	0.60	0.18
CQDH-18-169	Idaida	187.5	202.5	15.0	0.54	0.16
CQDH-18-169	Idaida	204.0	262.0	58.0	0.85	0.12
CQDH-18-170	Caballito	28.8	36.6	7.8	0.58	0.27	554503	834913	638	90	-45.0	232.5
CQDH-18-170	Caballito	40.0	42.5	2.5	1.02	0.23
CQDH-18-171	Caballito	79.9	84.5	4.6	0.94	0.12	554505	834913	638	90	-70.0	201.0
CQDH-18-171	Caballito	130.5	135.0	4.5	1.07	0.13
CQDH-18-177	Caballito	45.5	51.7	6.2	0.28	0.00	554227	834804	565	90	-60.0	274.5
CQDH-18-177	Caballito	136.6	138.8	2.2	1.02	0.18
CQDH-18-178	Caballito	22.5	26.0	3.5	0.39	0.01	554284	834704	522	270	-75.0	210.0
CQDH-18-178	Caballito	67.0	101.0	34.0	1.15	0.33
CQDH-18-178	Caballito	106.5	111.0	4.5	0.54	0.24
CQDH-18-179	Idaida	68.7	73.0	4.3	0.58	0.40	554138	835048	655	90	-65.0	454.5
CQDH-18-179	Idaida	82.0	85.0	3.0	0.57	0.23
CQDH-18-179	Idaida	97.0	109.5	12.5	0.61	0.49
CQDH-18-179	Idaida	110.7	128.3	17.6	3.73	0.89
CQDH-18-179	Idaida	363.0	366.0	3.0	2.29	0.31
CQDH-18-181	Idaida	104.1	111.5	7.4	1.21	0.16	554371	835160	735	270	-70.0	414.0
CQDH-18-181	Idaida	134.9	151.5	16.6	1.50	0.17
CQDH-18-181	Idaida	163.5	190.9	27.4	1.87	0.30
CQDH-18-181	Idaida	192.0	204.6	12.6	0.50	0.16
CQDH-18-181	Idaida	213.1	216.0	2.9	0.53	0.24
CQDH-18-181	Idaida	245.9	255.3	9.4	1.13	0.20
CQDH-18-181	Idaida	280.0	290.5	10.5	0.59	0.14
CQDH-18-182	Idaida	317.1	320.1	3.0	0.45	0.42	554179	835298	749	90	-65.0	328.5
PDH135316	Idaida	98.0	159.0	61.0	1.96	0.26	554410	835090	744	0	-90.0	578.8
PDH135317	Idaida	64.0	97.0	33.0	2.83	0.31	554356	835052	721	0	-90.0	507.4
PDH135317	Idaida	131.0	143.0	12.0	0.48	0.10
PDH135317	Idaida	177.0	181.0	4.0	0.47	0.11
PDH135317	Idaida	191.0	193.0	2.0	1.18	0.12
PDH135317	Idaida	394.0	400.0	6.0	0.49	0.07
PDH135317	Idaida	406.0	413.0	7.0	1.21	0.06
PDH135317	Idaida	427.0	433.0	6.0	0.88	0.06
PDH135317	Idaida	442.0	445.0	3.0	0.62	0.15
PDH14062	Idaida	278.0	282.0	4.0	1.83	0.06	554154	835149	673	0	-90.0	893.0
PDH93025	Idaida	50.3	59.5	9.2	1.22	0.26	554340	835039	717	0	-90.0	59.5
PDH93040	Idaida	87.0	99.4	12.4	1.21	0.35	554412	835092	756	0	-90.0	99.4
PDH93043	Idaida	63.0	89.0	26.0	1.68	0.30	554357	835128	718	0	-90.0	89.0
PRH12275	Idaida	86.0	116.0	30.0	0.61	0.26	554413	835092	759	0	-90.0	142.0
PRH12275	Idaida	119.0	142.0	23.0	1.06	0.22
PRH12279	Idaida	61.0	90.0	29.0	2.11	0.17	554366	835123	732	0	-90.0	113.0
PRH12279	Idaida	92.0	95.0	3.0	0.49	0.05
PRH13316	Idaida	85.0	96.0	11.0	0.82	0.23	554410	835090	744	0	-90.0	96.0
PRH13317	Idaida	51.0	63.0	12.0	1.91	0.30	554356	835052	721	0	-90.0	63.0
COG= 0.3%Cu
MaxWaste=5m
Minimum Comp Length =2m *WA = weighted average

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/06/c7914.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Director, Investor Relations, www.orlamining.com,info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 06-DEC-21